UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026.

Commission File Number: 333-291410

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated June 2, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer